UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                    FORM 6-K

                                  ------------

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                  JULY 19, 2005

                                  ------------

                                   CRUCELL NV
             (Exact name of registrant as specified in its charter)


        P.O. BOX 2048 ARCHIMEDESWEG 4 2333 CN LEIDEN THE NETHERLANDS
                    (Address of principal executive offices)

                                    000-30962
                            (Commission File Number)

                                  ------------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

PRESS RELEASE

                  CRUCELL ANNOUNCES SECOND QUARTER 2005 RESULTS

  * INCREASED DEVELOPMENT ACTIVITY DRIVES 34% GROWTH IN REVENUES FOR FIRST HALF-YEAR.
  *    NEW WEST NILE VIRUS ANTIBODY DISCOVERED.
  * MAY 10TH CAPITAL RAISING PROVIDES FUNDS FOR FURTHER IN-HOUSE PRODUCT DEVELOPMENT.

LEIDEN, THE NETHERLANDS, JULY 18, 2005 - Dutch biotechnology company Crucell N.V. (Euronext, NASDAQ: CRXL) today announced its financial results for the second quarter and first half-year of 2005.

Revenue for the first six months of 2005 increased to [e] 16.1 million (US$ 19.4 million), compared to [e] 12.0 million (US$ 14.5 million) in the first six months of 2004. The net loss for the first half of 2005 decreased to [e] 8.7 million (US$ 10.5 million) from [e] 9.1 million (US$ 11.0 million) in the same period last year. Cash and cash equivalents amount to [e] 120.3 million (US$
145.1 million) on June 30, 2005.

"The 34% growth in revenue in the first six months of this year over last year is mainly driven by a strong increase in service fees, reflecting stepped-up development activities with our partners," said Crucell's Chief Financial Officer Leonard Kruimer. "The recent capital raise of [e] 52.2 million opens opportunities to fund in-house development of our proprietary antibodies, proteins and STAR(TM) technology. Strong cash inflow from license and service fees also allows us to maintain our guidance for cash burn for the year at [e] 15 to 20 million, despite increased development activity."

KEY FIGURES SECOND QUARTER AND FIRST HALF 2005 ([E] MILLION, EXCEPT NET LOSS PER SHARE)

--------------------------------------------------------------------------------

                                     Q2        %         Q2      H1      %         H1
                                    2005     CHANGE     2004    2005   CHANGE     2004
Revenue                             10.1      26%        8.0    16.1     34%      12.0
---------------------------------------------------------------------------------------
Net loss                            (3.4)     67%       (2.0)   (8.7)    (4%)     (9.1)
---------------------------------------------------------------------------------------
Net loss per share                 (0.09)     50%      (0.06)  (0.23)    (8%)    (0.25)
(basic and diluted)
---------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------
CASH AND EQUIVALENTS:
June 30, 2005                      120.3
December 31, 2004                   76.7

--------------------------------------------------------------------------------

OPERATIONAL REVIEW SECOND QUARTER 2005

* EBOLA: Crucell and the NIH signed a [e] 21.4 million contract for the manufacturing of Ebola vaccines.

* INFLUENZA: Crucell's production technology became part of a major U.S. government influenza pandemic vaccine program as sanofi pasteur secured a US$97 million grant from the Department of Health and Human Services (HHS) for cell-based vaccine development.

* WEST NILE ANTIBODY: Crucell discovered a monoclonal antibody for protection against West Nile virus. The antibody, derived from patients who survived West Nile infection, effectively neutralizes the virus and fully protects mice from infection.

* STAR(TM) TECHNOLOGY: A program was initiated with biotechnology company Medarex, Inc. to evaluate Crucell's STAR(TM) technology. The program will be performed with a Medarex antibody.

* LICENSING: A new PER.C6(R) licensing deal was secured by the Crucell-DSM alliance with Ferring Pharmaceuticals.

* INTELLECTUAL PROPERTY: Crucell received a total of 13 patents during the first of 2005, including a number of patents covering the Company's core technologies and programs.

DETAILS OF THE FINANCIAL RESULTS

SECOND QUARTER

REVENUE

Crucell's revenues for the second quarter of 2005 were [e] 10.1 million (US$
12.2 million), compared to [e] 8.0 million (US$ 9.7 million) in the same quarter last year. License revenue in the second quarter 2005 amounted to [e] 6.5 million (US$ 7.8 million). License revenue consisted of initial payments from new contracts as well as annual and other payments on existing contracts and included a second milestone payment from DSM.

Service fees amounted to [e] 2.6 million (US$ 3.2 million), compared to [e] 1.5 million (US$ 1.8 million) in the second quarter of 2004. Service fees represent revenues for product development activities performed under contracts with partners and licensees.

Government grants and other revenues amounted to [e] 1.0 million (US$ 1.2 million), up from [e] 0.8 million (US$ 1.0 million) in the same quarter last year.

RESULTS

The Company reported a net loss for the second quarter 2005 of [e] 3.4 million (US$ 4.1 million), or [e] 0.09 net loss per share (US$ 0.11). This compares to a net loss of [e] 2.0 million (US$ 2.5 million), or [e] 0.06 net loss per share (US$ 0.07) for the second quarter 2004.

Total costs and expenses increased 33% over the same quarter last year, reflecting the stepping up of development activity. Total research and development (R&D) expenses in the second quarter 2005 were [e] 7.6 million (US$
9.1 million), compared to a figure of [e] 4.7 million (US$ 5.7 million) in the second quarter of 2004. Cost of service fees were [e] 2.2 million (US$ 2.6 million) for the quarter, compared to [e] 1.2 million (US$ 1.4 million) last year.

Selling, general and administrative (SGA) expenses for the second quarter 2005 were [e] 2.9 million (US$ 3.5 million), compared to [e] 3.6 million (US$ 4.3 million) for the same quarter in 2004. This reduction in SGA expenses is due to a reduction in warrant expenses and a reduction in other general and administrative expenses.

HALF YEAR

REVENUE

Crucell's revenues for the first half of 2005 amounted to [e] 16.1 million (US$
19.4 million), up 34% on the [e] 12.0 million (US$ 14.5 million) recorded in the same period of 2004. License revenues in the first half year were [e] 8.3 million (US$ 10.0 million) compared to [e] 7.9 million (US$ 9.5 million) last year.

Service fees amounted to [e] 5.1 million (US$ 6.2 million) for the half year compared to [e] 2.2 million (US$ 2.6 million) for the same period in 2004.

Government grants and other revenues of [e] 2.6 million (US$ 3.2 million) for the half year compare with [e] 2.0 million (US$ 2.4 million) for the first half of 2004.

Crucell seeks to increase revenues from year to year. The Company has in the past experienced significant fluctuations in quarterly revenues and expects to continue to experience such fluctuations in the future.

RESULTS

The net loss for the first half of 2005 was [e] 8.7 million (US$ 10.5 million), or [e] 0.23 net loss per share (US$ 0.28), a decrease of 4% compared to the net loss of [e] 9.1 million (US$ 11.0 million), or [e] 0.25 net loss per share (US$ 0.30) for the first six months of 2004.

Total research and development expenses in the first half-year 2005 were [e]
13.5 million (US$ 16.2 million), compared to [e] 10.8 million (US$ 13.1 million) in the same period of 2004. Cost of service fees were [e] 4.1 million (US$ 4.9 million) compared to [e] 1.6 million (US$ 1.9 million) in the first half of 2004, reflecting the strong increase in service fees year on year.

Selling, general and administrative (SGA) expenses for the first half of 2005 were [e] 5.6 million (US$ 6.7 million), a significant decrease from the [e] 7.7 million (US$ 9.3 million) in the same period last year. This is due to a reduction in warrant expenses included in SGA as well as a reduction in other administrative expenses.


CASH FLOW AND CASH POSITION

Cash and cash equivalents recorded a net increase of [e] 43.6 million (US$ 52.6 million) in the first half of 2005. Cash used in operations was [e] 10.7 million (US$ 12.9 million). Crucell raised [e] 50.1 million net in a private equity offering priced at [e] 14.50 per share. The capital raised will support the acceleration of Crucell's product development with new opportunities in antibodies and therapeutic proteins. Total net proceeds from the May 10th private placement in addition to proceeds from options exercised in the first six months of 2005 amount to [e] 55.5 million (US$ 67.0 million). Furthermore, total lease payments made and investments in equipment amount to [e] 1.2 million (US$ 1.5 million). Crucell's cash and cash equivalents amount to [e] 120.3 million (US$ 145.1 million) on June 30, 2005.


OTHER

Crucell options were listed on the Chicago Board Options Exchange (CBOE) where trading began on May 19, 2005. On July 13, Euronext.liffe announced that Crucell options will begin trading in Europe on September 21, 2005. Crucell options are also traded on the AMEX and Pacific stock exchanges.

Crucell shall lodge its IFRS financial report for the first half-year 2005 with Euronext before September 30, 2005; this report will be available via Crucell's website, www.crucell.com.

Note: Euros are converted to US Dollars at the June 30, 2005 exchange rate of
1.2066 US$ per 1.0 [e].


ABOUT CRUCELL

Crucell N.V. is a biotechnology company focused on developing vaccines and antibodies that prevent and treat infectious diseases, including Ebola, influenza, malaria, West Nile virus and rabies. The company's development programs include collaborations with: sanofi pasteur for influenza vaccines; the U.S. National Institutes of Health for Ebola and malaria vaccines; and GlaxoSmithKline (GSK), Walter Reed Army Institute of Research and New York University for a malaria vaccine. Crucell's products are based on its PER.C6(R) production technology. The company also licenses its PER.C6(R) technology to the biopharmaceutical industry. Licensees and partners include DSM Biologics, GSK, Centocor/J&J and Merck & Co., Inc. Crucell is headquartered in Leiden, The Netherlands, and is listed on the Euronext and NASDAQ stock exchanges (ticker symbol CRXL). For more information, please visit www.crucell.com.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on April 14, 2005, and the section entitled "Risk Factors". The Company prepares its financial statements under generally accepted accounting principles in the United States.


FOR FURTHER INFORMATION CONTACT:
--------------------------------

CRUCELL N.V.                                  FOR CRUCELL IN THE U.S.
Leonard Kruimer                               REDINGTON, INC.
Chief Financial Officer                       Thomas Redington
Tel. +31-(0)71-524 8722                       Tel. +1 212-926-1733
l.kruimer@crucell.com                         tredington@redingtoninc.com
---------------------                         ---------------------------

Harry Suykerbuyk
Director Investor Relations and
Corporate Communications
Tel. +31-(0)71-524 8718
h.suykerbuyk@crucell.com
------------------------

                                  CRUCELL N.V.

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                  (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                          3 MONTHS ENDED             6 MONTHS ENDED
                                                              JUNE 30,                  JUNE 30,
                                                     -----------   -----------  -----------  -----------
                                                         2005          2004         2005         2004
                                                     -----------   -----------  -----------  -----------
                                                     (UNAUDITED)   (UNAUDITED)  (UNAUDITED)  (UNAUDITED)
REVENUES:
   License                                           [e]   6.460   [e]   5.715  [e]   8.306  [e]   7.875
   Service fees                                            2.635         1.508        5.115        2.155
   Government grants and other                             1.003           792        2.637        1.990
                                                     -----------   -----------  -----------  -----------
TOTAL REVENUES                                            10.098         8.015       16.058       12.020

COSTS AND EXPENSES:
   Cost of service fees                                    2.244         1.195        4.107        1.575
   Research and development                                7.615         4.733       13.515       10.848
   Selling, general and administrative                     2.888         3.565        5.564        7.701
   Developed technology amortization                         533           533        1.067          900
   Stock based compensation                                  724           465        1.411          868
                                                     -----------   -----------  -----------  -----------
TOTAL COSTS AND EXPENSES                                  14.004        10.491       25.664       21.892
                                                     -----------   -----------  -----------  -----------
LOSS FROM OPERATIONS                                      (3.906)       (2.476)      (9.606)      (9.872)

   Interest income, net                                      399           413          738          779
   Foreign currency gain/(loss)                              104            20          177            3

NET LOSS BEFORE PROVISION FOR INCOME TAXES                (3.403)       (2.043)      (8.691)      (9.090)
   Provision for income taxes                                  -             -            -            -
                                                     -----------   -----------  -----------  -----------
NET LOSS                                             [e]  (3.403)  [e]  (2.043) [e]  (8.691) [e]  (9.090)
                                                     ===========   ===========  ===========  ===========
BASIC AND DILUTED NET LOSS PER SHARE:
Net loss per share - basic and diluted               [e]   (0,09)  [e]   (0,06) [e]   (0,23) [e]   (0,25)
Weighted average shares outstanding - basic and
diluted                                                   39.363        36.316       38.298       36.241


                                  CRUCELL N.V.

                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

                             (AMOUNTS IN THOUSANDS)

                                                                                    6 MONTHS ENDED
                                                                                       JUNE 30,
                                                                              --------------------------
                                                                                  2005           2004
                                                                              -----------    -----------
                                                                              (UNAUDITED)    (UNAUDITED)
OPERATING ACTIVITIES

Net loss                                                                      [e]  (8.691)   [e]  (9.090)

Adjustments to reconcile net loss to net cash used in operating activities:

    Depreciation                                                                    1.452          1.497
    Stock based employee compensation                                               1.411            868
    Intangible amortization                                                         1.067            900
    Warrants and non-employee stock options to acquire                              1.856          1.812
    ordinary shares for services

Change in operating assets and liabilities:
    Trade accounts receivable                                                      (2.495)         8.084
    Receivable from related parties and employees                                       5            432
    Prepaid expenses and other current assets                                      (2.361)           883
    Accounts payable                                                                1.310           (237)
    Accrued compensation and related benefits                                        (599)           157
    Deferred revenue                                                               (3.251)        (2.290)
    Accrued liabilities                                                              (390)           674
                                                                              -----------    -----------
NET CASH PROVIDED BY/(USED IN) OPERATING ACTIVITIES                               (10.686)         3.690

CASH FLOW USED IN INVESTING ACTIVITIES
Purchase of developed technology                                                        -         (4.017)
Purchase of plant and equipment                                                      (635)          (991)
                                                                              -----------    -----------
NET CASH USED IN INVESTING ACTIVITIES                                                (635)        (5.008)

CASH FLOW FROM FINANCING ACTIVITIES
Proceeds from the issuance of ordinary shares, net of offering costs               55.491            215
Principal payments under capital lease obligation                                    (596)          (557)
Proceeds from sale and lease-back of plant and equipment                                -            726
                                                                              -----------    -----------
NET CASH PROVIDED BY FINANCING ACTIVITIES                                          54.895            384
                                                                              -----------    -----------
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS                          [E]  43.574    [E]    (934)
                                                                              -----------    -----------
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                                   76.711         87.210
                                                                              -----------    -----------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                                        120.285         86.276
                                                                              ===========    ===========

                                  CRUCELL N.V.

                     CONDENSED CONSOLIDATED BALANCE SHEETS

                             (AMOUNTS IN THOUSANDS)

                                                                                 JUNE 30,   DECEMBER 31,
                                                                                  2005         2004
                                                                              -----------   ------------
                                                                              (UNAUDITED)
ASSETS

Current assets:
    Cash and cash equivalents                                                 [e] 120.285   [e]   76.711
    Accounts receivable, net                                                        4.515          2.020
    Prepaid expenses and other current assets                                       7.785          5.424
                                                                              -----------   ------------
                                                                                  132.585         84.155
Total current assets
    Notes receivable from employees                                                   219            224
    Securities available for sale                                                   8.776              -
    Plant and equipment, net                                                        9.648         10.465
    Developed technology, net                                                       2.980          4.047
                                                                              -----------   ------------
TOTAL ASSETS                                                                  [e] 154.208   [e]   98.891
                                                                              -----------   ------------
LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
    Accounts payable                                                          [e]   3.418   [e]    2.108
    Accrued compensation and related benefits                                         451          1.050
    Short term portion of deferred revenues                                         5.247          6.373
    Accrued and other liabilities                                                   4.999          5.242
                                                                              -----------   ------------
Total current liabilities                                                          14.115         14.773

Long term liabilities
    Long term obligation under capital leases                                         642          1.385
    Long term portion of deferred revenues                                          2.073          4.198
                                                                              -----------   ------------
Total long term liabilities                                                         2.715          5.583

Ordinary shares, [e]0.24 par value; 85,000,000 shares
authorized; 41,103,104 and 36,873,421 shares issued
and outstanding at June 30, 2005 and December 31, 2004
respectively                                                                        9.865          8.850
Additional paid in capital                                                        405.490        349.167
Deferred compensation                                                              (3.538)        (4.958)
Other comprehensive income                                                          8.776              -
Accumulated deficit                                                              (283.215)      (274.524)
                                                                              -----------   ------------
Total shareholders' equity                                                        137.378         78.535
                                                                              -----------   ------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                    [e] 154.208   [e]   98.891
                                                                              ===========   ============

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                      CRUCELL NV
                                       -----------------------------------------
                                                     (Registrant)

     JULY 19, 2005                                /s/ LEON KRUIMER
------------------------               -----------------------------------------
        (Date)                                      Leon Kruimer
                                              Chief Financial Officer